  Exhibit 99.1

Silver Elephant Finds Large Geophysical Anomaly 300 Meters North of Tajo Vein at Pulacayo Silver Project, Drilling to Commence in July

Vancouver, British Columbia, May 20, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that based on Induced Polarization (IP) geophysical survey results, the Company has identified a large linear anomaly measuring over 1,400 meters in length, up to 250 meters wide, starting at a depth of approximately 250 meters from surface at its Pulacayo silver project in Potosi department, Bolivia.

The entire length of the anomaly has never been drilled and shows very high and consistent chargeability and low resistivity and runs parallel to the main 3 km east-west trending Tajo vein system (TVS) that is just 300 meters to the south.

Reviewing the size, the location and geological setting, the Company believes one possibility explaining the anomaly may be that it is an off-shoot vein originating from a much deeper level, that forks off the main Tajo vein.

According to historic mine records, portions (averaging 500+ g/t silver and 10%+ lead and zinc) of the Tajo vein have been mined to a depth of 1,000 meters between 1800’s and 1952. Mining by Hochschild Group yielded historic production of 670 million silver oz’s according to detailed mine records, which have been digitized and analyzed by the Company.

Joaquin Merino, VP South America Operation comments: “We were very surprised by how large and how close the anomaly is to the Tajo vein. The Hochschild mine records indicate that their miners were focusing only on lateral and vertical development of the Tajo vein. It was a very successful endeavor until the mine was stopped at its deepest level by Bolivian National Revolution in 1952. Silver Elephant will drill and test the IP anomaly which may represent a parallel or conjugate system to the Tajo vein.”

In October 2020, the Company announced a mineral resource estimate on the project of a combined 107 million oz’s of silver in the indicated category all within the upper portion of the Pulacayo TVS and Paca deposits according to the Mercator Geological Services technical report dated October 13th, 2020, now available at sedar.com. This estimate is based on over 100,000 meters of drilling. None of this drilling has reached beyond 500 meters vertical depth from surface.

The IP survey program is being conducted by Matrix Geotechnologies Ltd. of Canada and overseen by Danniel Oosterman and Joaquin Merino, both Qualified Persons according to NI 43-101 (refer to news release dated January 27, 2021). The program consists 110 line-kilometers which overlay the Pulacayo, Pacamayo, El Abra, Pero, and Paca areas at 100-meter line spacing. The Company is receiving survey raw data which it is compiling and interpreting continually. The geophysical technical ground crew is scheduled to complete IP survey in July, while the drill crew is mobilizing and expected to commence drilling in July.

Visit www.silverelef.com for IP survey grid map and preliminary IP survey results from Pulacayo, Pacamayo, El Abra, and Pero areas.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.